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                                                                  EXHIBIT (A)(5)
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                              QUESTIONS & ANSWERS
                           ABOUT THE TENDER OFFER BY
                          MEDICAL DEFENSE HOLDING CO.


                          WHAT IS THE TENDER OFFER?

   As described in the Offer to Purchase and the Letter of Transmittal, and subject to their terms, the tender offer is an opportunity for registered holders of the Preferred Stock of Medical Defense Holding Co. (the "Company") to sell their shares back to the Company for purchase at a price (within a preestablished range of prices) determined by the shareholder. Shareholders whose Preferred Stock is actually purchased by the Company will receive a check for the purchase price of such shares. Neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender all or any portion of their shares, or the price at which to tender.

                     WHY IS THE TENDER OFFER BEING MADE?

   Because no established trading market for the preferred shares exists, the offer represents an opportunity for shareholders to sell to the Company for cash all, or a portion of, their Preferred Stock holdings. The Company believes that the Tender Offer is an effective use of its current excess cash and cash equivalents.

                   HOW DO SHAREHOLDERS TENDER THE SHARES?

   As described in the Offer and the Letter of Transmittal, shareholders wishing to tender shares must fully complete the Letter of Transmittal, and such Letter of Transmittal, accompanied by certificates for the preferred shares tendered, must be received by the Depository, (UMB Bank) by the expiration date of October 3, 1997.

                     HOW CAN I RECEIVE MORE INFORMATION?

   Be sure to carefully review the Offer to Purchase dated August 8, 1997, and the Letter of Transmittal. Additional information may be obtained by contacting the Information Agent, Mark Services, Inc., toll-free at 1-800-982-6275.